

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10027835

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4/807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

_MM/DD/YY_ _MM/DD/YY_

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Point Parkway   STE. 1230

(No. and Street)

ATLANTA	GA	30338
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEROME BORZELLO   770-392-8740

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C.

(Name – _if individual, state last, first, middle name_)

316 ALEXANDER ST. S.E., STE. #4	MARIETTA	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC

OATH OR AFFIRMATION

I, _Jerome A. Borzello_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _American Wealth Management, Inc._ , as of _December 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of American Wealth Management, Inc. (a Georgia Corporation), as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 25, 2009

	December 31, 2009	December 31, 2008
ASSETS		
Cash & Cash Equivalents	$ 85,290	$ 73,229
Deposit with Clearing Broker	26,733	26,713
Commissions Receivable – Clearing Broker	20,222	6,939
Employee Advances	11,451	-
Prepaid Expenses	20,576	16,023
Receivable from Clearing Organization	16,390	9,631
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $61,907 and $60,903	1,482	1,296
Advances to Stockholder (Note 6)	206,665	262,340
Security Deposit	6,511	6,511
TOTAL ASSETS	$ 395,320	$ 402,680

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Payroll Taxes Payable	$ 750	$ 3,016
Accrued Expenses	7,549	10,192
Commissions Payable	13,159	8,353
Income Taxes Payable	451	437
Other	-	5,517
TOTAL LIABILITIES	$ 21,908	$ 27,515

The Accompanying Notes are an Integral Part of these Financial Statements

Continued

	December 31, 2009	December 31, 2008
SHAREHOLDER'S EQUITY (EXHIBIT C)		
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000	$ 6,000
Additional Paid-In Capital	31,100	31,100
Retained Earnings	336,312	338,065
TOTAL SHAREHOLDER'S EQUITY	373,412	375,165
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 395,320	$ 402,680

The Accompanying Notes are an Integral Part of these Financial Statements

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2009 AND 2008

	Year Ended	
	December 31, 2009	December 31, 2008
REVENUE		
Commissions	$ 2,957,272	$ 2,331,628
Interest Income	6,819	203,504
Total Revenue	2,964,091	2,535,132
COSTS AND EXPENSES		
Employee Compensation & Benefits	2,438,027	2,040,345
Floor Brokerage, Exchange and Clearing Fees	296,641	270,322
Occupancy	66,595	60,131
Communications & Data Processing	17,751	13,453
Other Expenses	146,380	149,644
Total Costs and Expenses	2,965,394	2,533,896
(Loss) Income before Income Tax Provision	(1,303)	1,236
Provision for Income Taxes (Note 3)	451	437
NET (LOSS) INCOME	$ (1,754)	$ 799

The Accompanying Notes are an Integral Part of these Financial Statements.

Exhibit C

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2007	1,000	$ 6,000	$ 31,100	$ 337,266	$ 374,366
2008 NET INCOME(LOSS)	0	0	0	799	799
BALANCE - December 31, 2008	1,000	6,000	31,100	338,065	375,165
2009 NET INCOME(LOSS)	0	0	0	(1,754)	(1,754)
BALANCE - December 31, 2009	1,000	$ 6,000	$ 31,100	$ 336,311	$ 373,411

The Accompanying Notes are an Integral Part of these Financial Statements.

	December 31, 2009	December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) Profit	$ (1,754)	$ 799
Adjustments to Reconcile Net Profit to		
Net Cash Used in Operating Activities:		
Depreciation	1,004	8,351
(Increase) Decrease in Operating Assets:		
Commissions Receivable – Brokers	(13,283)	(2,072)
Other Receivables	(6,779)	(1,252)
Prepaid Expenses	(4,553)	1,931
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	4,805	(68,785)
Payroll Taxes Payable	(2,266)	3,016
Income Tax Payable	14	(24,386)
Accrued Expenses	(2,643)	8,692
Accrued Settlement Costs	(5,517)	(18,255)
NET CASH (USED) BY OPERATING ACTIVITIES	(30,972)	(91,959)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquision of Furniture and Fixtures	(1,190)	(7,988)
Employee Loans, net	(11,451)	-
Decrease (Increase) on Advances to Stockholder	55,675	(13,366)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	43,033	(21,354)
CASH FLOWS FROM FINANCING ACTIVITIES		
FINANCING ACTIVITIES	-	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,062	(113,313)
CASH AT BEGINNING OF YEAR	73,229	186,542
CASH AT END OF YEAR	$ 85,290	$ 73,229
Supplemental Information:		
Interest Paid	-	-
Income Tax Paid	437	24,823

The Accompanying Notes are an Integral Part of these Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions.

   B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized.

   C. Commission income and the related expense are recorded on a trade date basis as transactions occur. The Company also receives commissions from investment companies.

   D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   E. Use of Estimates-The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   F. Deferred tax assets and liabilities are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities under their respective bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income tax expense in the period in which the enactment date is included. Deferred tax items at December 31, 2009 and 2008 were not significant.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, the Company evaluates the probability of being able to realize the future benefits indicated by such assets. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

G. Concentrations- In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 8% to 25% of commissions earned are withheld from the monthly remittance. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company. American Wealth Management, Inc. clears all transactions with and for customers on a fully disclosed basis with Raymond James, which carries all customer accounts and maintains and preserves all books and records pertaining thereto.

2. INCOME TAX (BENEFIT) PROVISION

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax (benefit) provision are as follows:

	2009	2008
Current	$ 451	$ 437
Deferred Tax Benefit	-0-	-0-
Total Income Tax Provision	$ 451	$ 437

In 2009 and 2008, the Company had permanent differences primarily related to non-deductible penalties and meal and entertainment that increased taxable income and caused the actual tax provision in the accompanying Statement of Income to be somewhat higher than expected.

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. LAWSUIT SETTLEMENT LIABILITY

In December 2004, the Company settled a legal action through arbitration procedures for reimbursement for losses sustained by a client in the years 2000 and 2001. Under the settlement, the Company agreed to provide monetary relief of $175,000, of which $50,000 was paid in 2004 and $125,000 is to be paid out over the next 50 months beginning on January 1, 2005. The present value of the cost of the settlement and estimated additional legal fees totaling $128,405, were included in results of operations for 2004, as "Lawsuit Settlement Liability". The amount of $18,781 was paid on this obligation in 2009. The balance due on the lawsuit was $18,781 on 12/31/08. Also, included in "Lawsuit Settlement Liability" is a settlement with the NASD in 2007, as a result of an audit of its accounts. The Company was assessed a fine of $26,250 in 2007. The Company paid $6,260 in 2008 and the remaining balance at 12/31/2008 of $4,990 was paid in 2009.

5. ADVANCES TO STOCKHOLDER

The Company had at December 31, 2009 and December 31, 2008 an advance to Stockholder that is due on demand and is uncollateralized of $206,665 and $262,340. The advance to stockholder carries an interest rate of 3%. Accrued interest receivable is $50,986 at December 31, 2009 and $44,167 at December 31, 2008 and is included in the balance of the advance to stockholder at December 31, 2009 and December 31, 2008.

6. OPERATING LEASE

The Company entered a lease for its office facility under a non-cancelable 65-month operating lease, beginning March 1, 2008 and continuing through July 31, 2012. Lease expense was $66,595 in 2009 and $60,131 in 2008.

The future minimum lease payments are:

2010 67,426
2011 69,448
2012 41,212
      $178,086

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2009, the Company had net capital of $103,570, which was $98,570 in excess of its required net of $5,000. The Company's net capital ratio was .211 to 1

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2009

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	373,412
LESS NON-ALLOWABLE ASSETS		
Commissions Receivable – Brokers		20,222
Employee Advances		11,451
Prepaid Expenses		20,576
Furniture & Fixtures		1,482
Advances to Stockholder		206,665
Security Deposit		6,511
Subtotal Non Allowable Assets		266,907
Less: Haircut on Other Securities -		(2,935)
NET CAPITAL	$	103,570

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31 2009

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$	84,875
Audit adjustment to Cash		1,800
Audit adjustment to Commissions Payable		25,636
Audit adjustment Payroll Tax Payable		(740)
Audit adjustment to Accounts Payable		(7,549)
Audit adjustment to Income Tax Payable		(451)
Net Capital Per the above	$	103,570

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2009

AGGREGATE INDEBTEDNESS

Payroll Taxes Payable	$	750
Accrued Liabilities		7,549
Commissions Payable		13,159
Income Tax Payable		451
TOTAL AGGREGATE INDEBTEDNESS	$	21,908
RATIO – Aggregate Indebtedness to Net Capital	$	0.21153

BASIS NET CAPITAL REQUIREMENT

Net Capital (Schedule 1)	$	103,570
Minimum Net Capital Requirement (See note A below) ($21,908 x 6 2/3% = $1,461)		
		5,000
EXCESS NET CAPITAL	$	98,570

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2009

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2009.

The Company had no liabilities subordinated to the claims of creditors during 2009.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of American Wealth Management, Inc., for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 25, 2010

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Your Company Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Your Company Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Your Company Inc.'s management is responsible for the Your Company Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as recorded on the Company's general ledger, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 comparing the audited Form X-17A-5 less the first quarter FOCUS report, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers compared applicable line items in the FOCUS report for the period January 31, 2009 to March 31 2009 to the applicable lines on the audited Form X-17A-5, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as calculated by us in our workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC

Goldman & Company CPAs PC
February 25, 2010

F:\DriveD\Clients\American Wealth Management, Inc\2009 Audit\Engagement Letter\Exhibit B for Engagement Letter SIPC Assessment Reconciliation.doc